

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2024

Kelli K. Gant
Chief Administrative Officer and Corporate Secretary
Warrior Met Coal, Inc.
16243 Highway 216
Brookwood, AL 35444

Re: Warrior Met Coal, Inc.
PREC14A Filed February 23, 2024
File No. 001-38061

Dear Kelli K. Gant:

We have reviewed your filing and have the following comments.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. All defined terms used herein have the same meaning as in your proxy statement.

PREC14A Filed February 23, 2024

General

1. On page 4, please clarify the vote required for approval of Proposals 2 and 4-9 beyond just a "[m]ajority of votes cast." See Item 21(a) of Schedule 14A. For example, according to page 78, Proposal 2 requires "an affirmative vote of a majority of votes cast by stockholders participating in or represented by proxy at the virtual Annual Meeting *and entitled to vote on the matter*" (emphasis added).

2. See comment 1 above. Throughout the proxy statement, you state that an abstention will have no effect on the outcome of any proposal. However, the inclusion of "and entitled to vote on the matter" in the disclosed voting standard for Proposals 2 and 4 along with Section 2.5(d) of Company's Amended and Restated Bylaws suggest that such abstentions should be treated as a vote against those proposals. Please revise your disclosure accordingly or advise us why abstentions should have no effect on Proposals 2 and 4 in your response letter.

3. The proxy card included with a preliminary proxy statement should be clearly identified

as a preliminary version. Refer to Exchange Act Rule 14a-6(e)(1). Please revise.

<u>Proposal 4 - Ratification of Appointment of Independent Registered Public Accounting Firm,
page 83</u>

4. We note the following statement on page 83: "Brokers, as nominees for a beneficial
owner, may exercise discretion to vote on this proposal without instruction of the
beneficial owner of the shares." This statement appears to be inconsistent with the
disclosure at the bottom of page 4. Please revise or advise.

<u>Non-Binding Stockholder Proposals, page 87</u>

5. Each statement or assertion of opinion or belief must be clearly characterized as such, and
a reasonable factual basis must exist for such opinion or belief. Support for any such
opinions or beliefs should be self-evident or disclosed in the soliciting materials. Please
generally revise the disclosure throughout this section accordingly. Some examples of
opinions presented as fact that should be recharacterized and/or supported include the
following:

   • "The 'poison pill' stockholder approval bylaw provision may prevent the Board from
     fulfilling its fiduciary duties . . ." (page 89)
   • "The proposed 'blank check' preferred stock charter restriction limits the Board's
     ability to satisfy its fiduciary duties." (page 91)
   • "[Proposal 8] would be unmanageable and would effectively halt the Company's
     hiring and promotion processes." (page 92)

6. We note the following statement on page 92: "The Severance Approval Policy is available
for viewing in the 'Investors' section of our website at www.warriormetcoal.com." It does
not appear that this policy is available on the Company's website. Please revise or advise.

We remind you that the filing persons are responsible for the accuracy and adequacy of
their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Shane Callaghan at 202-551-6977 or Christina Chalk at
202-551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions